

January 5, 2010

Mr. John H. Untereker
Sr. Vice President and CFO, American Electric Technologies, Inc.
6410 Long Drive
Houston, TX 77087

> **Re: American Electric Technologies, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Form 10-Q for the quarter ended September 30, 2009**
> **File No. 0-24575**

Dear Mr. Untereker:

We have reviewed your response to our letter dated December 15, 2009 and have the following comment. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

<u>11. Leases, page F-18</u>

We note your response to our prior comment seven and your disclosures indicating that you lease certain facilities and equipment under operating lease agreements, primarily related to the performance of service contracts. In future filings please, if these agreements are material, also include the future minimum rental payments required as of the date of the latest balance sheet presented, in the aggregate and for each of the five succeeding fiscal years for your operating leases having initial or remaining noncancelable lease terms in excess of one year. Given your disclosures it appears that your operating lease expense may be material to your results. Refer to ASC Topic 840.20.50.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief